EXHIBIT 5.3

CONSENT OF SCOTT JONES

The undersigned hereby consents to the use of its name and reference to the written disclosure of the technical report titled “Technical Report, on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009, and the report entitled “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011 (collectively the “Technical Reports”) and any extracts from or a summary of the Technical Reports in the preliminary base shelf prospectus of Taseko Mines Limited dated November 15, 2012 (including the documents incorporated by reference therein) (the “Prospectus”) and the Registration Statement of Taseko Mines Limited on Form F-10, dated November 15, 2012 (the “Registration Statement”).

Date:  November 15, 2012

By:

/s/ Scott Jones
Scott Jones, P. Eng